Joseph R. Fleming
Dechert LLP
200 Clarendon Street
27th Floor
Boston, MA 02116-5021

June 12, 2006

RE: H & Q Life Sciences Investors ("Fund")
      File Nos.: 333-133245; 811-6565

Dear Mr. Fleming:

On April 12, 2006, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940 ("1940 Act"). The purpose of the registration statement is to register additional shares to be sold in connection with a non-transferable rights offering to existing shareholders.

Pursuant to Release No. 33-6510 and pursuant to representations made in telephone conversations with the staff, we performed a limited review of the registration statement. You have represented that the disclosure is substantially similar to the disclosure contained in the registration statement filed with the Commission in 1992. We have reviewed the registration statement referenced above and have the following comments.

1. Disclose whether the Fund has ever made a rights offering in the past. If so, disclose how many times and provide a brief description of the most recent rights offering including the dilutive effect, in any of the offering.

2. Purpose of the Offer—the last paragraph of this section states that if the offer is fully subscribed, operating costs per share may be reduced. Please disclose whether operating costs were reduced after the Fund's prior rights offering.

3. Diversified Status—please change the heading to reflect the Fund's concentration policy.

4. Other Rights Offerings—please advise the staff supplementally what factors the Fund's board considers in choosing to make additional rights offerings, giving due consideration to the Fund's prior offerings.

5.   Please disclose whether exercising shareholders may expect to incur any fees and/or expenses in connection with the purchase, selling, exercising or transferring of the rights.

General Comments

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all Information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel